UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 17, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on August 17, 2012, entitled "Statoil's share saving plan allocates shares".

Statoil's share saving plan allocates shares

The shares purchased by DNB on behalf of Statoil ASA (OSE:STL, NYSE:STO) on 15 August 2012 for use in the group's share saving plan have on 17 August 2012 been distributed to the employees in accordance with their savings amount. Following this, the share saving plan has 7,531,475 shares.

As a participant in the share saving plan, the primary insider below has been allocated shares at an average share price of NOK 149.12.

Name	Allocated shares	New share holding
Mellbye, Peter	3,017	27,149

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: August 17, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer